

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Andrew Taylor-Kimmins
Glen Rose Petroleum Corporation
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, Texas 75206

> **Re:** **Glen Rose Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 13, 2009**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **File No. 1-10179**

Dear Mr. Taylor-Kimmins:

We issued comments to you on the above mentioned filings on May 4, 2009 and October 6, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 13, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 13, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tracie Towner at (202) 551-3744 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief